

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2022

Anthony Coniglio
President, Chief Executive Officer and Director
NewLake Capital Partners, Inc.
50 Locust Avenue
First Floor
New Canaan, CT 06840

> **Re: NewLake Capital Partners, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 14, 2022**
> **File No. 333-267894**

Dear Anthony Coniglio:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: James V. Davidson, Esq.